EXHIBIT 99.1

Equinor ASA: Completed share capital reduction

On 14 May 2024, the annual general meeting in Equinor ASA (OSE: EQNR, NYSE: EQNR) decided that the company’s share capital shall be reduced by NOK 525,808,437.50 from NOK 7,507,761,512.50 to NOK 6,981,953,075.00, through cancellation and redemption of a total of 210,323,375 shares.

The creditor deadline for the capital reduction has expired and the capital reduction was registered effective with the Norwegian Register of Business Enterprises today, 2 July 2024.

Following completion of the capital reduction the share capital of the company is NOK 6,981,953,075.00 divided into 2,792,781,230 shares.

Contact persons:

Investor relations:
Bård Glad Pedersen, senior vice president,
+47 918 01 791

Media relations:
Sissel Rinde, vice president,
+47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act